CUSIP No. 883906406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 8)

Under the Securities Exchange Act of 1934

ThermoEnergy Corporation
 (Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

883906406
(CUSIP Number)

Joseph P. Bartlett
The Law Offices of Joseph P. Bartlett, A Professional Corporation
1900 Avenue of the Stars, 19th Fl.
Los Angeles, CA 90067
(310) 201-7553

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

June 30, 2010
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 883906406

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

David Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)  ☒
(B)   ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

(6)	Citizenship or Place of Organization

U.S.

(7) Sole Voting Power
-0-

Number of Shares	(8) Shared Voting Power
Beneficially Owned	53,780,887
by Each Reporting
Person With	(9) Sole Dispositive Power
-0-

(10) Shared Dispositive Power
53,780,887
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
53,780,887

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)
53.7% (1)

(14)	Type of Reporting Person (See Instructions)
IN

___________________
(1)           Based on 53,679,473 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q filed 5/12/10 and calculated in accordance with Rule 13d.

CUSIP No. 883906406

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)  ☒
(B)   ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

(6)	Citizenship or Place of Organization

U.S.

(7) Sole Voting Power
-0-

Number of Shares	(8) Shared Voting Power
Beneficially Owned	53,780,887
by Each Reporting
Person With	(9) Sole Dispositive Power
-0-

(10) Shared Dispositive Power
53,780,887
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
53,780,887

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)
53.7% (1)

(14)	Type of Reporting Person (See Instructions)
IN

___________________
(1)           Based on 53,679,473 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q filed 5/12/10 and calculated in accordance with Rule 13d.

CUSIP No. 883906406

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(A)  ☒
(B)   ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

(6)	Citizenship or Place of Organization

U.S.

(7) Sole Voting Power
-0-

Number of Shares	(8) Shared Voting Power
Beneficially Owned	53,780,887
by Each Reporting
Person With	(9) Sole Dispositive Power
-0-

(10) Shared Dispositive Power
53,780,887
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
53,780,887

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)
53.7% (1)

(14)	Type of Reporting Person (See Instructions)
OO

___________________
(1)           Based on 53,679,473 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q filed 5/12/10 and calculated in accordance with Rule 13d.

CUSIP No. 883906406

Item 1. Security and Issuer

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on December 31, 2007 and prior amendments thereto (the “Prior Schedules”).  Capitalized terms used in this Amendment No. 8 but not otherwise defined herein have the meanings given to them in the Prior Schedules.  Except as otherwise set forth herein, this Amendment No. 8 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 5.  Interest in Securities of the Issuer

(a)           As of the date of this Amendment No. 7, the Reporting Persons beneficially own 53,780,887 shares of Common Stock.  This represents a sum of:

(i)             7,361,344 shares of Common Stock;

(ii)           1,958,621 shares of Series B Convertible Preferred Stock, convertible into 19,586,210 shares of Common Stock (“Series B Preferred Stock”);

(iii)           Warrants to purchase up to a total of 14,000,000 shares of Common Stock at an exercise price of $0.36 per share (“$0.36 Warrants”);

(iv)           Warrants to purchase up to a total of 8,720,000 shares of Common Stock at an exercise price of $0.50 per share (“$50 Warrants”);

(v)            Options to purchase up to a total of 30,000 shares of Common Stock at an exercise price of $0.37 per share (the "Options"); and

(vi)           3% Secured Convertible Promissory Note in the principal amount of $980,000, which principal and any accrued and unpaid interest thereon are convertible into 4,083,333 shares of Common Stock (the “Promissory Note”).

The foregoing in the aggregate represents a beneficial ownership of 53.7% of the shares of Common Stock of the Issuer on a diluted basis (based on the number of shares of Common Stock outstanding as reported in the Issuer’s 10-Q filed on May 12, 2010 and after giving effect to the full conversion of Series B Preferred Stock and the Promissory Note and full exercise of the Options, the $0.36 Warrants and the $0.50 Warrants.

(b)           The Reporting Persons have shared voting and dispositive power with respect to all shares of Common Stock.  Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over shares of Common Stock beneficially owned by the Trust.

(c)           On June 30, 2010, the Reporting Persons purchased the Promissory Note described in Item 5(a)(vi) above for a purchase price of $980,000.  The Promissory Note is convertible into shares of Common Stock at a price of $0.24 per share.  A form of the Promissory Note was attached as an Exhibit to the Reporting Person's Amendment No. 7 to Schedule 13D filed March 18, 2010.  The Reporting Persons and the Issuer entered into the Promissory Note in connection with certain Bridge Loan Agreement and Security Agreement, which also was attached as an Exhibit to the Reporting Person's Amendment No. 7 to Schedule 13D filed March 18, 2010.

CUSIP No. 883906406

On July 8, 2010, the Reporting Persons purchased 500,000 shares of Series B Preferred Stock and warrants to purchase 4,800,000 shares of Common Stock at an exercise price of $0.50 per share in consideration of the cancellation of $1,200,000 of convertible notes issued to The Quercus Trust pursuant to a Bridge Loan Agreement dated as of March 1, 2010.  A copy of the Bridge Loan Agreement was attached as an exhibit to the Reporting Person’s Amendment No. 7 to Schedule 13D filed on March 18, 2010.

(d)           Not applicable.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

(a)           Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

(b)           3% Secured Convertible Promissory Note entered into on March 10, 2010

(c)            Bridge Loan Agreement entered into on March 10, 2010

(d)            Security Agreement entered into on March 10, 2010

Item 7. Material to Be Filed as Exhibits

Exhibit A:	Agreement Regarding Joint Filing of Amendment No. 8 to Schedule 13D

CUSIP No. 883906406

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: August 13, 2010	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum , as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 883906406

Exhibit A

Agreement Regarding Joint Filing of Amendment No. 8 to Schedule 13D

The undersigned agree that the Amendment No. 8 to Schedule 13D with respect to the Common Stock of ThermoEnergy Corporation is a joint filing being made on their behalf.

Dated: August 13, 2010	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum , as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

A-1